

August 25, 2010

Laura W. Doerre, Esq.
Vice President and General Counsel
Nabors Corporate Services, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067

> **Re:** **Superior Well Services, Inc.**
> **Schedule TO-T/A Filed on August 23, 2010**
> **Filed by Diamond Acquisition Corp. and Nabors Industries Ltd.**
> **File No. 005-80915**

Dear Ms. Doerre:

We have reviewed your amended filing and have the following comments. Where prior comments are referenced, they refer to our letter dated August 19, 2010.

Schedule TO-T/A

Exhibit 99(A)(1)(A): Offer to Purchase

Source and Amount of Funds, page 33

1.   Your revised disclosure in response to prior comment 9 states that Nabors and its financial advisors are currently evaluating various types of financing arrangements, including, without limitation, issuing new bonds or entering into new credit facilities, and that Nabors and its financial advisors have not finalized any definitive arrangements or plans with respect to such financing, if any. Item 1007(d) disclosure is required if all or any part of the funds or other consideration required is, "or is expected," to be borrowed, directly or indirectly, for the purpose of the transaction. If, prior to expiration of the offer, any funds are expected to be borrowed, please revise to provide the disclosure required by Item 1007(d) for such funds. In addition, as noted in prior comment 9, if Item 1007(d) disclosure is required, any applicable loan agreement should be filed as an exhibit. See Item 1016(b) of Regulation M-A.

Conditions of the Offer, page 33

2.   Your response to prior comment 12 appears to be inconsistent with the revised disclosure on page 6 of the supplement, which continues to assert that the Offeror's failure to exercise an offer condition, if eligible, shall not constitute a waiver of that condition. To the extent that the offer is revised prior to offer expiration, please revise to remove the

implication that the Offeror reserves the right to willfully ignore an offer condition that it is eligible to assert.

You may contact me at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (212) 822-5671
        Charles J. Conroy, Esq.
        Milbank, Tweed, Hadley & McCloy LLP